SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of letter dated December 18, 2017 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE: Partial withdrawal of the 'Reserve for Future Cash Dividends’ and dividend distribution

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to inform you of the following:

As was duly informed, the Ordinary General Shareholders’ Meeting of Telecom Argentina celebrated on November 30th, 2017, delegated powers to the Board of Directors to ‘withdraw up to the amount of $ 6,940.5 million from the “Reserve of Future Cash Dividends” and to arrange the distribution of the withdrawn funds in concept of cash dividends, in one or more installments and in the amounts and dates determined by the Board of Directors’.

In accordance to these delegated powers, the Company’s Board of Directors on its meeting held today, resolved to withdraw the amount of Pesos four thousand one hundred fifty million three hundred twelve thousand two hundred seventy two ($ 4,150,312, 272.-) of the aforementioned Reserve and to distribute that amount as cash dividends, that will be made available to Shareholders as from December 29, 2017.

The three classes of shares outstanding (Class A, B and C) are entitled to receive these dividends. Dividends will not be paid nor reserved for treasury shares that remain in the portfolio.

The amount of $ 4,150,312,272 that was decided to be distributed as cash dividends represents 428.2382% of the outstanding capital.

The ‘Reserve of Future Cash Dividends’ which is object of the partial withdrawal mentioned herein, was established by resolution of the following Shareholders’ Meetings: Ordinary Shareholders’ Meeting held on April 29th, 2015, Ordinary and Extraordinary Shareholders’ Meeting held on April 29th, 2016 and Ordinary and Extraordinary Shareholders’ Meeting held on April 27th, 2017.

Sincerely,

Telecom Argentina S.A.

/s/ Gabriel P. Blasi
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	December 18, 2017	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations